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                             CAMPBELL RESOURCES INC.

                                  PRESS RELEASE
                              FOR IMMEDIATE RELEASE

             CAMPBELL RESOURCES ANNOUNCES EQUITY AND DEBT FINANCINGS

MONTREAL, FEBRUARY 8, 2008 - CAMPBELL RESOURCES INC. (TSX: CCH, OTC BULLETIN
BOARD: CBLRF) ("Campbell") is pleased to announce that it has entered into agreements with Ocean Partners Holdings Limited ("Ocean") pursuant to which Ocean will subscribe and purchase one unit (the "Unit") of Campbell at a price of US$1,800,000 in exchange for providing Campbell with a loan facility of up to US$700,000 (the "Facility").

The Unit consists of a US$1,800,000 secured convertible debenture with an interest rate of 11.5% per annum (the "Debenture") and a number of common share purchase warrants equal to the quotient of US$1,800,000 and the lower of CDN$0.13 and the closing price of the Campbell's common shares on the Toronto Stock Exchange ("TSX") on the day prior to the closing date (the "Warrants"). Each Warrant shall entitle the holder thereof to purchase one additional common share of Campbell, at a price per common share equal to the lower of CDN$0.14 or one cent above the closing price of Campbell common shares on the TSX on the day prior to the closing date, for a period of 24 months following the closing date. Subject to the approval of the TSX, all or a portion of the Debenture may be, at Ocean's discretion, converted into common shares of Campbell at a price per common share equal to the lower of CDN$0.13 or the closing price of Campbell's common shares on the TSX on the day prior to the closing date.

Subject to the approval of the TSX, all or a portion of the Facility may be, at Ocean's discretion, reimbursed in cash or converted into units of Campbell (the "Facility Units") at a price per Facility Unit equal to the lower of CDN$0.13 or the closing price of the Campbell's common shares on the TSX on the day prior to the closing date. Each Facility Unit consists of one common share of Campbell and one common share purchase warrant entitling the holder thereof to purchase one additional common share of Campbell at a price per common share equal to the lower of CDN$0.14 and one cent above the closing price of Campbell's common shares on the TSX on the day prior to the closing date for a period of 24 months following the closing date.

Both financings are scheduled to close on or around February 15, 2008. The proceeds of the financings will be used for the repayment of a sum owed by Campbell to Ocean Partners U.K. Limited and for working capital purposes.

In addition to the financings with Ocean, Nuinsco Resources Limited ("Nuinsco") also provided Campbell with a secured revolving credit facility of up to a maximum aggregate amount of CDN$1,500,000. Nuinsco has also agreed to purchase and subscribe for 6,000,000 common shares, at a price of $0.10 per common share, for gross proceeds of $600,000. The proceeds of the credit facility and the private placement will be used to fund further development of Campbell's operations in Chibougamau, Quebec and for working capital purposes.


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CAMPBELL RESOURCES INC. is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties.

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20F for the year ended December 31, 2006. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

FOR MORE INFORMATION:

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CAMPBELL RESOURCES INC.                                  Renmark Financial Communications Inc.
Andre Fortier, President and Chief Executive Officer     Henri Perron, hperron@renmarkfinancial.com
Tel.: 514-875-9037                                       Julien Ouimet, jouimet@renmarkfinancial.com
Fax: 514-875-9764                                        Tel.: 514-939-3989
afortier@campbellresources.com                           Fax: 514-939-3717
                                                         www.renmarkfinancial.com
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